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                                                                   EXHIBIT 99.1


HELIONETICS


CONTACTS:  Ray Hartman, General Manager         AGENCY:  Paul Keil/Andy Malone
           AccuLase, Inc.                                714/487-1988
           619/455-7030                                  714/366-5803


SYMBOL:    OTC--BB: HLXC



                     HELIONETICS/ACCULASE TMR LASER SYSTEM
                    RECEIVES FDA APPROVAL FOR HUMAN TESTING

             First human trial expected to take place in September
                  at New York Hospital-Cornell Medical Center


       VAN NUYS, CA, August 26, 1996 -- Helionetics, Inc. (OTC--BB: HLXC) today said AccuLase, Inc., a majority-controlled research and development company based in San Diego, has received approval from the U.S. Food and Drug Administration (FDA) to initiate human clinical trials of the Helionetics/AccuLase excimer laser in transmyocardial revascularization (TMR) procedures.

       Helionetics also said AccuLase will immediately begin to implement plans for international commercialization of the TMR system which incorporates an AccuLase-patented short-pulse excimer laser technology.

       AccuLase general manager Raymond Hartman said a total of 30 human trials will be conducted at New York Hospital-Cornell Medical Center, New York, and at The Heart Institute of Good Samaritan Hospital, Los Angeles, following institutional review board (IRB) approval at each site. Studies leading to FDA approval of human testing were conducted at the two hospitals.

       He said the first trial is expected to take place in September at New York Hospital.

       TMR is a new treatment modality for patients with coronary heart disease in which laser channels created through the heart muscle allow oxygen-rich blood from the interior of the main pumping chambers to flow directly to oxygen-starved areas of the heart.

       Robert Kloner, M.D., director of research of The Heart Institute of Good Samaritan Hospital, said, "use of the Helionetics/AccuLase excimer laser in TMR procedures looks very promising in that it doesn't cause thermal damage. We are looking forward to beginning clinical protocols here at Good Samaritan this fall in association with Cornell."




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       Dr. Kloner, a cardiologist and professor of medicine at the University of
Southern California, said the team of specialists who will conduct the clinical studies at Good Samaritan will be headed by heart surgeon Greg Kay, M.D., and include Peter Whittaker, Ph.D., director of The Heart Institute's laser laboratory, and himself.

       Hartman characterized FDA approval "as a major milestone in the history of AccuLase," adding the company "is hopeful this new non-thermal, photoablative technology will address the issues of ischemia itself as well as relief from angina."





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Certain of the above statements may be forward looking statements that involve risks and uncertainties. In such instances, actual results could differ materially as a result of a variety of factors, including competitive developments and risk factors listed from time to time in the Company's SEC reports.